CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)

RESULTS OF EXTRAORDINARY GENERAL MEETING AND
NOTICE OF BOOKS CLOSURE DATE FOR SHARE CONSOLIDATION

Unless otherwise defined, all capitalised terms used herein shall bear the same meaning as in Chartered’s notice of Extraordinary General Meeting and the accompanying proxy statement dated March 30, 2009.

Results of Extraordinary General Meeting

Chartered Semiconductor Manufacturing Ltd. (“Chartered”) today announces that at the EGM of Chartered held on April 30, 2009, its shareholders have approved:

(1)	the consolidation of every ten Shares held as at the Books Closure Date (as defined below) into one Consolidated Share in the manner set out in the Proxy Statement; and

(2)	the payment of the Standby Purchaser Fee of S$8.3 million by the underwriters for the Rights Issue to Singapore Technologies Semiconductors Pte Ltd, which amount shall be paid out of the underwriting commission payable by Chartered to the underwriters.

Notice of Books Closure Date for the Share Consolidation

Following the approval of the Share Consolidation, notice is hereby given that the Transfer Books and the Register of Members of Chartered will be closed at 5.00 p.m. (Singapore time) on May 20, 2009 (“Books Closure Date”) for the purpose of determining the entitlements of shareholders to the Consolidated Shares under the Share Consolidation. On the Books Closure Date, every ten Shares registered in the name of each shareholder will be consolidated into one Consolidated Share, fractional entitlements to be disregarded. Accordingly, all duly completed and stamped instruments of transfer together with the registration fees and share certificates in respect of the Shares not deposited with the CDP must be lodged with Chartered’s share registrar, M & C Services Private Limited, at 138, Robinson Road, #17-00, The Corporate Office, Singapore 068906 by 5.00 p.m. on May 20, 2009.

The Consolidated Shares will begin trading in board lots of 1,000 Consolidated Shares with effect from 9.00 a.m. on May 18, 2009 (“Effective Trading Date”) on the SGX-ST and the Share Consolidation will be made effective from 9.00 a.m. on May 21, 2009, whereupon the Register of Members of Chartered and the Depository Register will be updated to reflect the number of Consolidated Shares held by shareholders and depositors based on their shareholdings in Chartered as at the Books Closure Date.

Trading Arrangements for Odd Lots of Consolidated Shares

Shareholders who receive odd lots of Consolidated Shares pursuant to the Share Consolidation and who wish to trade in odd lots on the SGX-ST should note that arrangements have been made with the SGX-ST for a temporary trading facility (“Share Consolidation Odd Lot Facility”) comprising a board lot of 100 Consolidated Shares to be established for a period of one month starting from 9.00 a.m. (Singapore time) on the Effective Trading Date. At the expiry of such one month period, the Share Consolidation Odd Lot Facility will cease and Consolidated Shares in odd lots will have to be traded on the Unit Share Market of the SGX-ST.

American Depositary Shares

Certain of Chartered’s issued and outstanding Shares are held in the form of ADSs. Currently, each ADS is represented by ten Shares and this ratio is not affected by the Share Consolidation.

Consequential Adjustments to Employee Share-based Compensation Plans, CRPS and Goldman Sachs Call Option

Following the Share Consolidation, adjustments will have to be made to the outstanding options and awards under Chartered’s various employee share-based compensation plans, Chartered’s outstanding CRPS and the call option entered into by Chartered with Goldman Sachs International in March 2006 (as modified in March 2007). These adjustments will be notified separately to holders of such options and awards, holders of CRPS and Goldman Sachs International.

Issued by
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

April 30, 2009
Singapore